Exhibit 99.1

March 12, 2026

Vancouver, British Columbia

FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

Wheaton Precious Metals Announces Record Annual Revenue, Earnings and

Cash Flow for 2025

“Wheaton’s portfolio of high-quality, long-life assets delivered another outstanding year in 2025, surpassing our production guidance and achieving record revenue, earnings, and operating cash flow,” said Randy Smallwood, Chief Executive Officer of Wheaton Precious Metals. “Strong contributions from cornerstone assets including Salobo, Antamina, and Peñasquito, alongside the continued ramp-up of Blackwater and Goose, demonstrate the strength of our diversified streaming model. As I prepare to transition to the role of Chair of the Board, I have truly never been more excited about Wheaton’s future and the portfolio’s ability to continue delivering long-term value.”

“These results reflect the consistent execution of our disciplined capital allocation strategy, focused on high-quality assets, well-structured agreements, strong counterparties, attractive margins, and long-term growth,” added Haytham Hodaly, President of Wheaton Precious Metals. “In 2025, we strengthened our portfolio with the Hemlo and Spring Valley gold streams and, following year-end, announced the largest precious metals streaming transaction ever at Antamina in partnership with BHP. As I prepare to step into the role of Chief Executive Officer, I am confident in the foundation we have built and excited to lead Wheaton into its next phase of growth, focused on disciplined execution and sustainable value creation for all stakeholders.”

Record Financial Performance and Strong Balance Sheet

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Fourth quarter of 2025: A record $865 million in revenue, a record $558 million in net earnings, a record $555 million in adjusted net earnings, and a record $746 million in operating cash flow. Declared a quarterly dividend[1] of $0.165 per common share and made a quarterly dividend payment of $75 million.

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Full year of 2025: A record $2.3 billion in revenue, a record $1.5 billion in net earnings, a record $1.4 billion in adjusted net earnings, and a record $1.9 billion in operating cash flow. Declared record annual dividends[1] of $0.66 per common share.

●	Balance Sheet: Cash balance of $1.2 billion.

High Quality Asset Base

●	Streaming and royalty agreements on 23 operating mines and 25 development and other projects[5].
●	85% of attributable production from assets in the lowest half of their respective cost curves[2,4].
●

Attributable gold equivalent production[3] (“GEOs”) of 205,000 ounces in the fourth quarter of 2025, an 8% increase relative to the comparable period of the prior year primarily due to stronger production at Salobo which achieved a new quarterly record, and Antamina, coupled with the commencement of production at Blackwater.

●	Exceeded the upper limits of the 2025 annual production guidance of 600,000 to 670,000 GEOs[3] primarily resulting from stronger performance at Salobo due to higher gold grades and recoveries, higher throughput and grades at Peñasquito, and higher grades at Constancia.
●	Further de-risked industry leading forecast growth profile as construction activities advanced at a number of projects, including Mineral Park, Platreef, Fenix, El Domo, Kurmuk, and Koné.
●

During the quarter, B2Gold announced that commercial production had been achieved at the Goose Mine in Nunavut. Additionally, Ivanhoe Mines announced the official opening of the Platreef mine in South Africa.

●	Accretive portfolio growth:
o	On November 6, 2025, the Company entered into a precious metals purchase agreement (“PMPA”) with Waterton Gold LP (“Waterton Gold”) in respect to the Spring Valley project located in Nevada, USA.
o	On November 26, 2025, the Company entered into a PMPA with Hemlo Mining Corp. (“Hemlo”) in respect to the currently operating Hemlo mine located in Ontario, Canada.
●	Subsequent to the quarter;
o

On February 5, 2026, Wheaton announced that as part of the Company’s strategic succession planning, Haytham Hodaly, currently President, will succeed Randy Smallwood as Wheaton’s Chief Executive Officer, effective March 31, 2026, reflecting an ongoing leadership evolution to support the next phase in the Company’s growth trajectory.

o	As announced on February 16, 2026, the Company entered into a PMPA with BHP Group Limited (“BHP”) for their 33.75% portion of the silver produced at the Antamina Mine located in Peru.

Leadership in Sustainability

●	Top Rankings: One of the top-rated companies by Sustainalytics, AAA rated by MSCI and Prime rated by ISS.
●

Subsequent to the quarter, Wheaton was recognized by Corporate Knights as one of the 2026 Global 100 most sustainable corporations, marking the third consecutive year of recognition for leadership in sustainable value creation.

●

Subsequent to the quarter, awarded US$1 million to the winning venture of the 2nd annual Future of Mining Challenge, Cetos Water, for its unique technology that turns wastewater from mining activities into clean, reusable water.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q4 2025	Q4 2024	Change	2025	2024	Change
Units produced
Gold ounces	130,676	118,328	10.4%	416,171	381,248	9.2%
Silver ounces	6,064	5,865	3.4%	22,289	20,959	6.3%
Palladium ounces	2,519	2,797	(9.9)%	10,265	15,632	(34.3)%
Cobalt pounds	670	393	70.4%	2,460	1,289	90.8%
Gold equivalent ounces [3]	205,037	189,059	8.5%	689,864	635,488	8.6%
Units sold
Gold ounces	121,791	87,662	38.9%	411,005	332,701	23.5%
Silver ounces	5,685	4,307	32.0%	19,796	16,072	23.2%
Palladium ounces	1,730	4,434	(61.0)%	9,356	17,270	(45.8)%
Cobalt pounds	485	485	0.0%	1,632	970	68.2%
Gold equivalent ounces [3]	190,535	141,495	34.7%	651,311	529,493	23.0%
Change in PBND
Gold equivalent ounces [3]	(968)	31,853	32,821	(15,013)	49,756	64,769
Revenue	$864,714	$380,516	127.2%	$2,314,600	$1,284,639	80.2%
Net earnings	$558,250	$88,148	533.3%	$1,471,720	$529,140	178.1%
Per share	$1.230	$0.194	534.0%	$3.242	$1.167	177.8%
Adjusted net earnings [1]	$554,979	$198,969	178.9%	$1,372,862	$640,170	114.5%
Per share [1]	$1.222	$0.439	178.4%	$3.025	$1.412	114.2%
Operating cash flows	$746,277	$319,471	133.6%	$1,904,981	$1,027,581	85.4%
Per share [1]	$1.644	$0.704	133.5%	$4.197	$2.266	85.2%

All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in the fourth quarter of 2025 was $865 million (59% gold, 39% silver, 1% palladium and 1% cobalt), with the $484 million increase relative to the prior period quarter being primarily due to a 69% increase in the average realized gold equivalent³ price; and a 35% increase in the number of GEOs³ sold.

Revenue was $2.3 billion (62% gold, 36% silver, 1% palladium and 1% cobalt) during the year ended December 31, 2025, with the $1.0 billion increase from 2024 due primarily to a 46% increase in the average realized gold equivalent³ price; and a 23% increase in the number of GEOs³ sold.

Cash Costs and Margin

Average cash costs¹ in the fourth quarter of 2025 were $597 per GEO³ as compared to $444 in the fourth quarter of 2024. This resulted in a cash operating margin¹ of $3,941 per GEO³ sold, an increase of 76% as compared with the fourth quarter of 2024, a result of the higher realized price per ounce. The higher margin reflects the leverage provided by fixed per-ounce production payments across the majority of Wheaton’s operating streams, which accounted for 80% of revenue during the quarter. Notably, year-over-year margin growth exceeded the appreciation in gold prices over the same period, underscoring the effectiveness of Wheaton’s business model in generating higher levered cash flow and margins in a rising precious metals price environment.

Average cash costs¹ in 2025 were $514 per GEO³ as compared to $438 in 2024. This resulted in a cash operating margin¹ of $3,040 per GEO³ sold, a 53% increase from 2024, a result of the higher realized price per ounce.

Cash Flow from Operations

Operating cash flow in the fourth quarter of 2025 amounted to $746 million, with the $427 million increase from the comparable period of the prior year being due primarily to higher gross margin.

Operating cash flows in 2025 amounted to $1.9 billion, with the $877 million increase from the comparable period of the previous year being due primarily to higher gross margin.

Produced But Not Yet Delivered

As at December 31, 2025, approximately 155,000 GEOs3 were produced but not yet delivered (“PBND”) representing approximately 2.5 months of payable production. This reduction in the number of months of PBND compared with the preceding four quarters places PBND levels at the mid-point of our guided range of two and a half to three and a half months and was driven by a significant increase in quarterly sales volumes during the fourth quarter.

Balance Sheet (at December 31, 2025)

●	Approximately $1.2 billion of cash on hand
●	During the fourth quarter of 2025, the Company made total upfront cash payments of $646 million relative to the mineral stream interests consisting of:
o	Hemlo: $300 million;
o	Koné: $156 million;
o	Spring Valley: $50 million
o	Fenix: $50 million;
o	El Domo: $44 million;
o	Kurmuk: $44 million; and
o	Kudz Ze Kayah: $2 million.
●

Subsequent to the quarter, the Company made additional upfront cash payments of $90 million relative to the Spring Valley PMPA ($50 million) and the Marmato PMPA ($40 million), partially offset by a repayment of $30 million relative to the Santo Domingo PMPA, with this amount to be re-advanced at a later date.

●

Subsequent to the quarter, the Company announced its financing plan for the additional silver stream on the Antamina mine, announced on February 16, 2026. The upfront payment of $4.3 billion is expected to be paid on or around April 1, 2026, and will be funded with cash on hand, a new $1.5 billion term loan credit facility and an approximately $0.9 billion draw on the Company’s existing undrawn $2 billion revolving credit facility (“RCF”). The details of this financing plan are provided below in the ‘Corporate Development’ section.

Fourth Quarter Operating Asset Highlights

Salobo: In the fourth quarter of 2025, Salobo produced 88,900 ounces of attributable gold, representing a quarterly record and an increase of approximately 5% relative to the fourth quarter of 2024, primarily the result of higher throughput and recoveries resulting from improved efficiencies at Salobo 1 and 2, partially offset by lower grades.

Antamina: In the fourth quarter of 2025, Antamina produced 1.6 million ounces of attributable silver, an increase of approximately 49% relative to the fourth quarter of 2024, primarily due to higher grades and recoveries.

Peñasquito: In the fourth quarter of 2025, Peñasquito produced 1.8 million ounces of attributable silver, a decrease of approximately 26% relative to the fourth quarter of 2024,

primarily the result of lower grades with mining activities having transitioned back into the Peñasco pit which contains lower silver grades relative to the Chile Colorado pit, partially offset by higher recoveries. On February 19, 2026, Newmont Corporation (“Newmont”) reported that silver production at Peñasquito is expected to increase in 2026, largely due to grades milled, including increased stockpile processing in 2026.

Constancia: In the fourth quarter of 2025, Constancia produced 0.7 million ounces of attributable silver and 15,400 ounces of attributable gold, a decrease of approximately 25% and 18%, respectively, relative to the fourth quarter of 2024, primarily due to lower gold and silver grades. On February 20, 2026, Hudbay Minerals Inc (“Hudbay”) announced that Constancia is expected to deliver at higher mill throughput rates starting in the second half of 2026 with the installation of pebble crushers. Hudbay reported that 2026 gold production is expected to be lower than 2025 production, reflecting depletion of the Pampacancha pit in 2025.

San Dimas: In the fourth quarter of 2025, San Dimas produced 8,200 ounces of attributable gold, an increase of approximately 13% relative to the fourth quarter of 2024, with higher throughput being partially offset by the change of the gold to silver conversion ratio from 70:1 to 90:1, effective for the period April 30, 2025 to October 28, 2025. On October 29, 2025, the gold to silver conversion ratio returned to 70:1.

Stillwater: In the fourth quarter of 2025, the Stillwater mines produced 1,500 ounces of attributable gold and 2,500 ounces of attributable palladium, a decrease of approximately 30% for gold and 10% for palladium relative to the fourth quarter of 2024, primarily due to lower grades and recoveries.

Blackwater: In the fourth quarter of 2025, Blackwater produced 0.1 million ounces of attributable silver and 5,500 ounces of attributable gold, with the mine achieving commercial production in May 2025. On December 15, 2025, Artemis Gold Inc. (“Artemis Gold”) announced that its board of directors approved an expanded Phase 2 development at the Blackwater mine. This Phase 2 development is a significant addition to the previously announced Phase 1A project, designed to increase nameplate capacity from 8 Mtpa to 21 Mtpa before the end of 2028.

On March 12, 2026, Artemis Gold reported an unplanned mill shutdown due to the failure of a ball mill gearbox, with the estimated time to complete repairs and restart mill operations between 8 to 10 days. Artemis Gold reports that plans are underway to make use of this interruption to carry out maintenance activities originally planned for Q2 2026. Artemis Gold notes that while mining related activities are continuing normally, production in Q1 2026 is expected to be lower than originally anticipated as a result of this mill outage.

Voisey’s Bay: In the fourth quarter of 2025, the Voisey’s Bay mine produced 670,000 pounds of attributable cobalt, an increase of approximately 70% relative to the fourth quarter of 2024 as the underground mine at Voisey’s Bay continues ramp-up to full production, with full ramp-up expected by the second half of 2026.

Other Gold: In the fourth quarter of 2025, total Other Gold attributable production was 3,400 ounces, an increase of approximately 441% relative to the fourth quarter of 2024 due to the initial reported production from the Goose mine, which achieved commercial production on October 6, 2025, and the addition of attributable production from the Hemlo mine. Notable operational updates for assets included within ‘Other Gold’ include:

●	Goose: On February 18, 2026, B2Gold reported that production at the Goose Mine in 2025 was impacted by crushing plant capacity constraints in the third quarter and temporary delays in accessing higher-grade ore from the Umwelt underground in the third quarter and early fourth quarter. Initial near-term crushing circuit modifications, ordered in late 2025 and scheduled for implementation in the second half of 2026, are expected to increase average throughput to approximately 3,200 tonnes per day and eliminate the need for full-time use of the mobile crusher, while studies are underway to evaluate further enhancements to increase capacity to approximately 4,000 tonnes per day, with decisions on scope and timing expected in the first half of 2026. B2Gold states that production in 2026 is expected to be weighted to the second half of 2026, with approximately 65% of estimated annual gold production to be achieved during the third and fourth quarters.

●

Marmato: On March 11, 2026, Aris Mining Corporation (“Aris”) reported that development of the new underground decline to the Bulk Mining Zone at the Marmato mine is approximately 60% complete and is scheduled for completion in Q3 2026, ahead of the commissioning of the carbon in pulp plant, which is expected in Q4 2026.

●

Hemlo: On November 26, 2025, the Company entered into a PMPA (the “Hemlo PMPA”) with Hemlo in respect of gold production from the currently operating Hemlo mine located in Ontario, Canada. On January 29, 2026 Hemlo announced that they had initiated a 130,000 meter exploration drilling program aimed at extending the mine life, de-risking the near-term mine plan and identifying near-mine growth opportunities.

Other Silver: In the fourth quarter of 2025, total Other Silver attributable production was 1.8 million ounces, an increase of approximately 30% relative to the fourth quarter of 2024. Notable operational updates for assets included within ‘Other Silver’ include:

●

Aljustrel: In the third quarter of 2025, Almina resumed production of the zinc and lead concentrates at the Aljustrel mine, resulting in the resumption of attributable silver production to the Company.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates

Mineral Park: During the quarter, Waterton Copper LP continued ore commissioning of the newly refurbished concentrator at its Mineral Park project. The ramp-up efforts in Q4 2025 were focused on mill alignment to handle increasing throughput and gradually increasing both operating uptime and overall site throughput. First concentrate sales occurred in Q4 2025 and first silver delivery to Wheaton occurred in January 2026. Ramp-up to commercial production is expected to continue in Q1 2026, with increasing concentrate production throughout the first quarter. At steady state throughput, the fully refurbished mill capacity will be 16.5 Mtpa.

Platreef: On January 12, 2026, Ivanhoe announced that following the official opening and first production of concentrate from the Platreef mine on November 18, 2025, the development of the mine continues to rapidly advance. During the initial ramp-up period, lower-grade development ore is being processed, with a transition to production ore expected once Shaft #3 is ready to hoist in early Q2 2026, at which time the concentrator is expected to achieve approximately 80 percent of nameplate capacity by mid-year.

Fenix: On January 26, 2026, Rio2 Limited (“Rio2”) announced the first official gold pour at the Fenix Gold Mine, where construction of critical path items were completed on time and on budget, as previously guided. Rio2 stated that the focus now is to ramp up operations to 20,000 tonnes per day of ore.

Kurmuk: On February 18, 2026, Allied Gold Corporation (“Allied”) reported that the Kurmuk project was progressing in line with plan, with advancement at the processing plant and crushing circuit, mining activities supporting ore stockpiling, and power line construction advancing toward completion ahead of commissioning. A review of processing capacity was completed in Q4 2025, and the project is now being executed to accommodate average throughput of up to 6.4 Mtpa (from 6.0 Mtpa), with pre-commissioning expected in 2026.

On January 26, 2026, Allied announced it has entered into a definitive agreement with Zijin Gold International Company Limited (“Zijin Gold”), where Zijin Gold will acquire all of the issued and outstanding shares of Allied in cash. Subject to the satisfaction or waiver by the parties of all necessary closing conditions and the receipt of all required approvals, the completion of the transaction is anticipated in late April 20269.

Koné: On January 19, 2026, Montage announced that rapid construction progress continues to be made at its Koné project, where first gold pour through the oxide circuit is anticipated in late Q4 2026, while the hard-rock comminution circuit remains well on track for completion in Q2 2027. Since commencement of the project, key milestones achieved include the erection of all 14 carbon-in-leach tanks, piperack and grid mesh walkways, completion of the oxide sizer and the delivery of the ball mill to site.

El Domo: On February 4, 2026, Silvercorp reported that during 2025, construction activities at its El Domo project advanced across site preparation, infrastructure, and water management works, with approximately $44.5 million spent (about 16% of their revised budget), including completion of archaeological clearance, significant earthworks and road construction, camp commissioning, and placement of orders for long-lead time major equipment.

Copper World: On January 12, 2026, Hudbay announced the closing of the joint venture transaction with Mitsubishi Corporation, securing a premier, long-term strategic partner for the development of Copper World. Hudbay notes that they intend to complete the definitive feasibility study at Copper World in mid-2026 with final sanctioning decision expected in 2026.

Santo Domingo: On February 17, 2026, Capstone reported that they plan to progress the financing strategy, detailed engineering and infrastructure optimization opportunities at its Santo Domingo project towards a sanctioning decision expected in the second half of 2026.

Corporate Development

Spring Valley: On November 6, 2025, the Company entered into a PMPA (the “Spring Valley PMPA”) with Waterton Gold Corp., a subsidiary of Waterton Gold LP, in respect of gold production from the Spring Valley project located in Nevada, USA (“Spring Valley”). Under the terms of the Spring Valley PMPA, the Company is committed to pay Waterton Gold total upfront cash consideration of $670 million in installments as various conditions are satisfied, with the initial payment being paid on December 11, 2025. The Company has also provided a cost overrun facility of up to $150 million, accessible during an availability period commencing once the full upfront consideration has been paid under the Spring Valley PMPA.

Hemlo: On November 26, 2025, the Company entered into a PMPA with Hemlo in respect of gold production from the currently operating Hemlo mine located in Ontario, Canada. Under the terms of the Hemlo PMPA, which will deliver immediate production and cash flow to the Company, the Company paid Hemlo total upfront cash consideration of $300 million.

As part of its financing commitment, on October 7, 2025 the Company invested $30 million (Cdn$42 million) in Hemlo’s equity offering.

Antamina: On February 16, 2026, the Company announced it had entered into a definitive PMPA with BHP (the “BHP Antamina PMPA”) for their 33.75% portion of the silver produced at the Antamina Mine located in Peru. Upon closing, Wheaton will receive a combined 67.5% of all the silver produced from Antamina, up from the 33.75% currently delivered under the existing Glencore Antamina silver stream.

Under the terms of the BHP Antamina PMPA, the Company will pay BHP total upfront cash consideration of $4.3 billion on closing, subject to certain customary conditions. Additionally, the Company will make ongoing payments for the silver ounces delivered equal to 20% of the spot price of silver. The BHP Antamina PMPA is effective April 1, 2026, from which time the Company will purchase BHP’s 33.75% of the payable silver until a total of 100 million ounces has been delivered, at which point the Company will purchase 22.5% of the payable silver for the life of mine. Payable silver will be calculated using a fixed payable factor of 90.0%.

The upfront payment of $4.3 billion will be funded through a combination of existing liquidity and new financing. Funding sources include estimated cash on hand at closing of approximately $1.9 billion, including the $1.2 billion cash on hand at December 31, 2025 in addition to $323 million realized on the disposal of Long-Term Equity Investments. The remaining balance will be funded through an approximate $0.9 billion draw on the Company’s Revolving Facility, in addition to a new $1.5 billion non-revolving term loan credit facility (“Term Loan”) which carries a two-year maturity and aligns with the terms of the Company’s existing Revolving Facility.

The Term Loan and the RCF provide flexible, non-dilutive financing that may be repaid at any time without penalty. The remaining liquidity available from the RCF, in addition to continued strong cash flows, provides healthy balance sheet capacity. Net debt at closing of the BHP Antamina PMPA acquisition is currently expected to be approximately $2.4 billion, assuming estimated approximate incremental cash flows. With the liquidity provided by the remaining available credit under the $2 billion Revolving Facility coupled with the $500 million accordion and ongoing operating cash flows, the Company remains well positioned to fund all outstanding commitments, as well as providing flexibility to acquire additional accretive mineral stream interests.

Reserves and Resources (at December 31, 2025)

Proven and Probable Mineral Reserves attributable to Wheaton were 15.1 million ounces of gold compared with 15.4 million ounces as reported in Wheaton’s 2024 Annual Information Form (“AIF”), a decrease of 2%; 556.1 million ounces of silver compared with 469.2 million ounces, an increase of 19%; 0.83 million ounces palladium, unchanged; 0.52 million ounces of platinum, unchanged; and 27.8 million pounds of cobalt compared to 30.6 million pounds, a decrease of 6%. On a GEO8 basis, total Proven and Probable Mineral Reserves for all metals attributable to Wheaton were 25.0 million ounces compared to 23.8 million ounces, an increase of 5%.

Measured and Indicated Mineral Resources attributable to Wheaton were 7.1 million ounces of gold compared with 6.8 million ounces as reported in Wheaton’s 2024 AIF, an increase of 4%; 645.5 million ounces of silver compared with 704.6 million ounces, a decrease of 8%; 0.14 million ounces of palladium compared with 0.13 million ounces, an increase of 6%; 0.09 million ounces of platinum, unchanged; and 9.2 million pounds of cobalt compared to 1.2 million pounds of cobalt, an increase of 700%. On a GEO8 basis, total Measured and Indicated Mineral Resources for all metals attributable to Wheaton were 18.0 million ounces compared with 18.7 million ounces, a decrease of 4%.

Inferred Mineral Resources attributable to Wheaton were 4.6 million ounces of gold compared with 4.9 million ounces as reported in Wheaton’s 2024 AIF, a decrease of 8%; 449.5 million ounces of silver compared with 330.1 million ounces, an increase of 36%, 0.34 million ounces of palladium, unchanged; 0.04 million ounces of platinum, unchanged; and 5.3 million pounds of cobalt compared with 7.4 million pounds, a decrease of 28%. On a GEO8 basis, total Inferred Mineral Resources for all metals attributable to Wheaton were 12.2 million ounces compared with 10.6 million ounces, an increase of 15%.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 5, 2026, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2025 estimates will also be included in the Company’s 2025 Annual Information Form. Wheaton’s most current attributable reserves and resources, as of December 31, 2025, with attributable footnotes, can be found on the Company’s website at www.wheatonpm.com.

Sustainability

Future of Mining Challenge

Subsequent to the quarter, Wheaton announced Cetos Water as the winner of the Future of Mining Challenge. Cetos Water has been awarded $1 million for its unique technology that turns wastewater from mining activities into clean, reusable water.

Corporate Knights Global 100

Subsequent to the quarter, Wheaton was named once again to Corporate Knights’ 2026 Global 100 Most Sustainable Corporations list, marking its third consecutive year of recognition for leadership in sustainable value creation.

Community Investment Program

●

Wheaton’s Partner Community Investment Program supports initiatives with the Vale Foundation, Vale Canada, Hudbay, First Majestic, Newmont, B2Gold, and Ivanplats to deliver vital services and programs to communities impacted by mining operations. These initiatives provide access to educational resources, health and dental care, poverty reduction efforts, entrepreneurial opportunities, and a range of social and environmental programs. In 2025, Wheaton contributed approximately $9.4 million to over 150 charitable causes and initiatives globally.

●

During the fourth quarter, construction of new student residences at the Colegio Nacional de Educación Profesional Técnica (CONALEP) was completed. An opening ceremony, held in partnership with Newmont, marked the milestone and welcomed students into their new accommodations. CONALEP is Mexico’s national public technical high-school system providing competency-based education and workforce training aligned with industry needs.

●	During the fourth quarter, Wheaton was the lead sponsor for the Nature Trust of British Columbia Gala and Special Olympics BC’s Sports Celebrities Festival.

Subsequent Events

Chief Executive Officer Transition

On February 5, 2026, Wheaton announced that as part of the Company’s strategic succession planning, Haytham Hodaly, currently President, will succeed Randy Smallwood as Wheaton’s Chief Executive Officer, effective March 31, 2026, reflecting an ongoing leadership evolution to support the next phase in the Company’s growth trajectory.

Declaration of Dividend

The Company has increased its quarterly dividend under its dividend policy, setting it at $0.195 per common share for 2026. This represents an 18% increase over the quarterly dividend paid in 2025 and represents the third consecutive year that the dividend has been increased, highlighting the Company’s commitment to a progressive dividend. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

2026 Production Outlook

For 2026, Wheaton provides annual production guidance of 860,000 to 940,000 GEOs8. This expected year-over-year growth is driven primarily by the additional stream at Antamina which is expected to add another 70,000 GEOs8 to the portfolio in 2026 and begin generating production on April 1, 2026. Further contributions from newly operating assets, including Blackwater, Mineral Park, Fenix, Hemlo, Goose and Platreef are also forecast to support this growth. These increases are expected to be partially offset by lower production from Constancia following the depletion of the Pampacancha pit in late December 2025.

At the Company’s cornerstone assets, after achieving record production levels in 2025, attributable production levels at Salobo are forecast to decrease slightly, with higher throughput levels anticipated to be offset by modestly lower gold grades. Attributable production is forecast to increase significantly at Antamina in 2026 due to the additional stream, with the Company receiving a combined 67.5% of silver production commencing April 1, 2026, up from the 33.75% delivered in 2025 under the existing stream. Lastly, attributable production from Penasquito is forecast to increase from 2025, driven by stronger silver grades, including contributions from stockpile material as mining progresses through planned sequencing.

Long-Term Production Outlook

Production is forecast to increase by approximately 50% to 1,200,000 GEOs8 by 2030, due to growth from multiple Operating assets including Antamina, Blackwater, Aljustrel, Marmato, Hemlo and Goose; Development assets that are in construction and/or various stages of ramp-up, including the Koné, Fenix, Kurmuk, Platreef, Mineral Park and El Domo projects; and Pre-development assets including the Spring Valley, Copper World and Santo Domingo projects, all of which have received their major permits.

From 2031 to 2035, attributable production is forecast to be maintained at 1,200,000 GEOs8 annually and incorporates additional incremental production from Pre-development assets including the Cangrejos, Kudz ze Kayah and Marathon projects, in addition to the Mt. Todd and Black Pine royalties.

Not included in Wheaton’s long-term forecast and instead classified as ‘optionality’, is potential future production from 11 other assets including El Alto, Navidad and Toroparu.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

A conference call will be held on Friday, March 13, 2026, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-715-9871
Dial from outside Canada or the US:	1-647-932-3411
Pass code:	4433482#
Live webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 20, 2026 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-770-2030
Dial from outside Canada or the US:	1-647-362-9199
Pass code:	4433482#
Archived webcast:	Webcast Link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com.

For further information:

Investor Contact

Emma Murray

Vice President, Investor Relations

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Media Contact

Simona Antolak

Vice President, Communications & Corporate Affairs

Tel: 1-604-639-9870

Email: media@wheatonpm.com

Consolidated Statements of Earnings

	Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	2025	2024

Sales	$2,314,600	$1,284,639

Cost of sales

Cost of sales, excluding depletion	$339,063	$235,108

Depletion	303,889	246,944

Total cost of sales	$642,952	$482,052

Gross margin	$1,671,648	$802,587

General and administrative	46,767	40,668

Share based compensation	32,504	23,268

Donations and community investments	10,736	8,958

Impairment of mineral stream interests	-	108,861

Earnings from operations	$1,581,641	$620,832

Gain on disposal of mineral stream interests	85,724	-

Other income (expense)	36,463	29,061

Earnings before finance costs and income taxes	$1,703,828	$649,893

Finance costs	5,760	5,549

Earnings before income taxes	$1,698,068	$644,344

Income tax expense	226,348	115,204

Net earnings	$1,471,720	$529,140

Basic earnings per share	$3.242	$1.167

Diluted earnings per share	$3.237	$1.165

Weighted average number of shares outstanding

Basic	453,893	453,460

Diluted	454,685	454,119

Consolidated Balance Sheets

	As at December 31	As at December 31
(US dollars in thousands)	2025	2024

Assets

Current assets

Cash and cash equivalents	$1,153,593	$818,166

Accounts receivable	46,723	6,217

Other	3,853	3,697

Total current assets	$1,204,169	$828,080

Non-current assets

Mineral stream interests	$7,397,149	$6,379,580

Early deposit mineral stream interests	47,094	47,094

Mineral royalty interests	40,421	40,421

Long-term equity investments	410,495	98,975

Property, plant and equipment	9,926	8,691

Other	16,527	21,616

Total non-current assets	$7,921,612	$6,596,377

Total assets	$9,125,781	$7,424,457

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$22,557	$13,553

Income taxes payable	109,951	2,127

Current portion of performance share units	21,604	13,562

Current portion of lease liabilities	575	262

Total current liabilities	$154,687	$29,504

Non-current liabilities

Performance share units	$13,215	$11,522

Lease liabilities	7,330	4,909

Income taxes payable - non-current	252,271	113,505

Deferred income taxes	1,794	349

Pension liability	5,976	5,289

Total non-current liabilities	$280,586	$135,574

Total liabilities	$435,273	$165,078

Shareholders’ equity

Issued capital	$3,814,910	$3,798,108

Reserves	176,911	(63,503)

Retained earnings	4,698,687	3,524,774

Total shareholders’ equity	$8,690,508	$7,259,379

Total liabilities and shareholders’ equity	$9,125,781	$7,424,457

Consolidated Statements of Cash Flows

	Years Ended December 31

(US dollars in thousands)	2025	2024

Operating activities

Net earnings	$1,471,720	$529,140

Adjustments for

Depreciation and depletion	305,167	248,303

Gain on disposal of mineral stream interest	(85,724)	-

Impairment of mineral stream interests	-	108,861

Equity settled share based compensation	6,475	6,703

Performance share units - expense	26,029	16,565

Performance share units - paid	(17,209)	(11,129)

Income tax expense	226,348	115,204

Investment income recognized in net earnings	(37,780)	(27,014)

Other	8,931	4,515

Change in non-cash working capital	(30,410)	4,426

Cash generated from operations before income taxes and interest	$1,873,547	$995,574

Income taxes refunded (paid)	(3,645)	8,516

Interest paid	(429)	(287)

Interest received	35,508	23,778

Cash generated from operating activities	$1,904,981	$1,027,581

Financing activities

Credit facility extension fees	$(955)	$(937)

Share purchase options exercised	7,271	13,192

Lease payments	(505)	(594)

Dividends paid	(296,367)	(279,050)

Cash used for financing activities	$(290,556)	$(267,389)

Investing activities
Mineral stream interests	$(1,341,369)	$(628,234)

Repayment of mineral stream interests deposit	-	13,250

Mineral royalty interests	-	(26,981)

Net proceeds on disposal of mineral stream interests	101,730	-

Acquisition of long-term investments	(39,873)	(20,234)

Proceeds on disposal of long-term investments	-	177,088

Investment in subscription rights	-	(3,114)

Dividends received	1,051	2,188

Other	(682)	(2,266)

Cash used for investing activities	$(1,279,143)	$(488,303)

Effect of exchange rate changes on cash and cash equivalents	$145	$(250)

Increase in cash and cash equivalents	$335,427	$271,639

Cash and cash equivalents, beginning of year	818,166	546,527

Cash and cash equivalents, end of year	$1,153,593	$818,166

Summary of Units Produced

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Gold ounces produced ²

Salobo	88,907	66,997	69,418	71,384	84,291	62,689	63,225	61,622

Sudbury [3]	7,808	4,852	5,403	4,880	5,259	3,593	4,477	5,618

Constancia	15,396	12,797	4,604	4,876	18,727	10,760	6,269	14,316

San Dimas [4]	8,206	7,507	6,987	8,416	7,263	6,882	7,089	7,542

Stillwater [5]	1,518	1,717	1,654	1,339	2,166	2,247	2,099	2,637

Blackwater	5,479	4,879	4,050	1,017	-	-	-	-

Other

Marmato	705	807	748	757	622	648	584	623

Goose	1,027	387	19	-	-	-	-	-

Hemlo	1,630	-	-	-	-	-	-	-

Total Other	3,362	1,194	767	757	622	648	584	623

Total gold ounces produced	130,676	99,943	92,883	92,669	118,328	86,819	83,743	92,358

Silver ounces produced [2]

Peñasquito	1,821	2,087	2,103	1,754	2,465	1,785	2,263	2,643

Antamina	1,600	1,672	1,482	1,047	1,071	931	1,013	806

Constancia	731	577	552	555	970	648	451	640

Blackwater	148	136	138	35	-	-	-	-

Other

Los Filos [6]	-	-	-	68	29	26	27	48

Zinkgruvan	513	688	684	585	637	537	699	641

Neves-Corvo	549	431	449	459	494	425	432	524

Aljustrel [7]	516	180	-	-	-	-	-	-

Cozamin	170	169	174	174	192	185	177	173

Marmato	8	10	8	8	7	7	6	7

Mineral Park	8	-	-	-	-	-	-	-

Total Other	1,764	1,478	1,315	1,294	1,359	1,180	1,341	1,393

Total silver ounces produced	6,064	5,950	5,590	4,685	5,865	4,544	5,068	5,482

Palladium ounces produced ²

Stillwater [5]	2,519	2,650	2,435	2,661	2,797	4,034	4,338	4,463

Cobalt pounds produced ²

Voisey’s Bay	670	604	647	540	393	397	259	240

GEOs produced [8]	205,037	172,697	161,630	150,500	189,059	142,787	145,151	158,490

Average payable rate [2]

Gold	95.0%	94.6%	95.2%	94.9%	95.3%	95.0%	95.0%	94.7%

Silver	86.9%	87.6%	87.7%	86.3%	84.6%	83.9%	84.4%	84.5%

Palladium	96.9%	96.7%	97.4%	96.4%	97.5%	98.4%	97.3%	97.8%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEOs [9]	92.2%	91.8%	92.2%	91.8%	91.4%	91.0%	90.7%	90.6%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. From April 30, 2025 to October 28, 2025, the fixed gold to silver exchange ratio was revised to 90:1. Effective October 29, 2025, the fixed gold to silver exchange ratio was returned to 70:1. For reference, attributable silver production from prior periods is as follows: Q4 2025 - 329,000 ounces; Q3 2025 - 364,000 ounces; Q2 2025 - 311,000 ounces; Q1 2025 - 340,000 ounces; Q4 2024 - 295,000 ounces; Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces.

5)

Comprised of the Stillwater and East Boulder gold and palladium interests. On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while using Stillwater East and East Boulder operations to improve efficiencies that could get Stillwater West back to production as prices permit.

6)

On April 1, 2025, Equinox Gold Corp., reported it has indefinitely suspended operations at Los Filos following the expiry of its land access agreement with the community of Carrizalillo on March 31, 2025.

7)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the third quarter of 2025.
8)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Summary of Units Sold

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Gold ounces sold

Salobo	83,697	55,768	76,331	83,809	55,170	58,101	54,962	56,841

Sudbury [2]	3,715	4,729	2,849	5,632	4,048	2,495	5,679	4,129

Constancia	17,029	2,708	6,827	9,788	17,873	5,186	6,640	20,123

San Dimas	8,686	6,655	7,235	8,962	6,990	7,022	6,801	7,933

Stillwater [3]	1,790	1,465	1,386	1,947	2,410	1,635	2,628	2,355

Blackwater	5,225	6,463	3,291	110	-	-	-	-

Other

Marmato	809	749	742	737	650	550	616	638

Goose	528	95	-	-	-	-	-	-

Santo Domingo [4]	312	312	312	312	312	447	-	-

El Domo [4]	-	-	-	-	209	258	-	-

Total Other	1,649	1,156	1,054	1,049	1,171	1,255	616	638

Total gold ounces sold	121,791	78,944	98,973	111,297	87,662	75,694	77,326	92,019

Silver ounces sold

Peñasquito	1,878	1,609	2,112	1,976	1,852	1,667	1,482	1,839

Antamina	1,893	1,552	1,073	884	858	989	917	762

Constancia	613	275	625	730	797	366	422	726

Blackwater	137	137	143	-	-	-	-	-

Other

Los Filos	-	3	8	57	29	26	24	44

Zinkgruvan	358	708	520	446	452	488	597	297

Neves-Corvo	245	212	224	218	154	185	216	243

Aljustrel	382	122	-	-	-	-	-	1

Cozamin	169	133	154	164	158	148	158	147

Marmato	10	9	9	8	7	6	7	8

Total Other	1,164	1,187	915	893	800	853	1,002	740

Total silver ounces sold	5,685	4,760	4,868	4,483	4,307	3,875	3,823	4,067

Palladium ounces sold

Stillwater [3]	1,730	2,594	2,575	2,457	4,434	3,761	4,301	4,774

Cobalt pounds sold

Voisey’s Bay	485	529	353	265	485	88	88	309

GEOs sold [5]	190,535	137,563	157,916	165,297	141,495	122,242	123,462	142,294

Cumulative payable units PBND [6]

Gold ounces	108,890	106,222	90,284	100,512	123,511	97,929	90,406	88,145

Silver ounces	3,227	3,629	3,178	3,145	3,583	2,931	2,993	2,539

Palladium ounces	5,169	4,424	4,414	4,596	4,439	6,186	6,018	6,198

Cobalt pounds	1,341	1,202	1,168	917	678	796	513	360

GEOs [5]	154,981	155,949	134,630	143,238	169,994	138,141	129,808	121,574

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and El Domo relate to ounces received due to the delay ounce provision as per the respective PMPA. Please see the Company’s MD&A for more information.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

6)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2025

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	88,907	83,697		$4,214		$429		$404	$352,713	$282,995	$316,820	$2,620,710

Sudbury [5]	7,808	3,715		4,234		400		1,399	15,726	9,044	22,894	218,494

Constancia	15,396	17,029		4,214		429		338	71,764	58,699	64,461	52,284

San Dimas	8,206	8,686		4,214		643		428	36,603	27,296	31,015	125,218

Stillwater	1,518	1,790		4,214		727		570	7,544	5,222	6,243	204,202

Blackwater	5,479	5,225		4,234		1,485		606	22,123	11,197	28,991	331,048

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	275,702

Other [6]	3,362	1,649		4,184		598		1,406	6,901	3,596	5,915	1,457,132

	130,676	121,791		$4,215		$495		$452	$513,374	$398,049	$476,339	$5,284,790

Silver

Peñasquito	1,821	1,878		$55.20		$4.56		$5.09	$103,647	$85,530	$95,086	$206,866

Antamina	1,600	1,893		55.20		11.15		4.39	104,502	75,072	83,387	459,083

Constancia	731	613		55.20		6.32		6.43	33,836	26,024	29,963	151,403

Blackwater	148	137		61.49		10.88		7.52	8,446	5,918	9,013	167,502

Other [7]	1,764	1,164		74.54		13.59		3.78	86,766	66,542	45,642	556,887

	6,064	5,685		$59.32		$8.95		$4.79	$337,197	$259,086	$263,091	$1,541,741

Palladium

Stillwater	2,519	1,730		$1,479		$244		$492	$2,558	$1,285	$2,136	$208,892

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,814

	2,519	1,730		$1,479		$244		$492	$2,558	$1,285	$2,136	$287,706

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	670	485		$23.89		$4.33		$9.02	$11,585	$5,110	$7,664	$215,877

Operating results									$864,714	$663,530	$749,230	$7,397,149

Other
General and administrative										$(11,796)	$(7,631)
Share based compensation										(1,709)	-
Donations and community investments										(4,269)	(3,980)
Finance costs										(1,451)	(1,114)
Other										6,373	9,813
Income tax										(92,428)	(41)

Total other										$(105,280)	$(2,953)	$1,728,632

										$558,250	$746,277	$9,125,781

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
6)

Other gold interests comprised of the operating Marmato, Goose and Hemlo gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk, Spring Valley gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo PMPA. Please see the Company’s MD&A for more information.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Three Months Ended December 31, 2024
	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets
Gold

Salobo	84,291	55,170		$2,676		$425		$378	$147,610	$-	$103,323	$121,254	$2,595,485

Sudbury [5]	5,259	4,048		2,709		400		1,326	10,968	-	3,982	9,853	241,551

Constancia	18,727	17,873		2,676		425		323	47,821	-	34,463	40,232	64,326

San Dimas	7,263	6,990		2,676		637		290	18,704	-	12,226	14,251	136,481

Stillwater	2,166	2,410		2,676		481		421	6,448	-	4,275	5,289	207,460

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	-	340,231

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [6]	622	1,171		2,681		265		1,485	3,139	-	1,089	2,828	365,383

	118,328	87,662		$2,677		$440		$420	$234,690	$-	$159,358	$193,707	$4,226,619
Silver

Peñasquito	2,465	1,852		$31.48		$4.50		$4.86	$58,293	$-	$40,965	$49,960	$244,465

Antamina	1,071	858		31.48		6.28		8.46	27,009	-	14,360	21,619	490,771

Constancia	970	797		31.48		6.26		6.10	25,084	-	15,232	20,096	165,378

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	-	140,908

Other [7]	1,359	800		30.43		4.37		5.34	24,347	-	16,570	25,204	521,722

	5,865	4,307		$31.28		$5.16		$5.90	$134,733	$-	$87,127	$116,879	$1,563,244
Palladium

Stillwater	2,797	4,434		$1,008		$184		$429	$4,468	$-	$1,749	$3,653	$213,179

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	2,797	4,434		$1,008		$184		$429	$4,468	$-	$1,749	$3,653	$291,993
Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035
Cobalt

Voisey’s Bay	393	485		$13.66		$2.59		$12.78	$6,625	$(108,861)	$(109,688)	$4,618	$230,689

Operating results									$380,516	$(108,861)	$138,546	$318,857	$6,379,580
Other

General and administrative											$(10,475)	$(6,996)

Share based compensation											(6,118)	-

Donations and community investments											(4,332)	(3,913)

Finance costs											(1,404)	(1,046)

Other											9,138	6,787

Income tax											(37,207)	5,782

Total other											$(50,398)	$614	$1,044,877

											$88,148	$319,471	$7,424,457

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo and El Domo PMPAs (see footnote 3 on page 9 of this MD&A for more information).

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	Q4 2025	Q4 2024	Change	Change

GEO Production [1,2]	205,037	189,059	15,978	8.5%

GEO Sales [2]	190,535	141,495	49,040	34.7%

Average price per GEO sold [2]	$4,538	$2,689	$1,849	68.8%

Revenue	$864,714	$380,516	$484,198	127.2%

Cost of sales, excluding depletion	$114,956	$64,236	$(50,720)	(79.0)%

Depletion	86,228	68,873	(17,355)	(25.2)%

Cost of sales	$201,184	$133,109	$(68,075)	(51.1)%

Gross margin	$663,530	$247,407	$416,123	168.2%

General and administrative	11,796	10,475	(1,321)	(12.6)%

Share based compensation	1,709	6,118	4,409	72.1%

Donations and community investments	4,269	4,332	63	1.5%

Impairment of mineral stream interests	-	108,861	108,861	100.0%

Earnings from operations	$645,756	$117,621	$528,135	449.0%

Other income (expense)	6,373	9,138	(2,765)	(30.3)%

Earnings before finance costs and income taxes	$652,129	$126,759	$525,370	414.5%

Finance costs	1,451	1,404	(47)	(3.3)%

Earnings before income taxes	$650,678	$125,355	$525,323	419.1%

Income tax expense	92,428	37,207	(55,221)	(148.4)%

Net earnings	$558,250	$88,148	$470,102	533.3%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Year Ended December 31, 2025

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Gain on Disposal [5]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	296,706	299,605		$3,471		$429		$396	$1,039,878	$-	$792,618	$911,393	$2,620,710

Sudbury [6]	22,943	16,925		3,444		400		1,362	58,290	-	28,463	51,506	218,494

Constancia	37,673	36,352		3,629		427		331	131,904	-	104,347	116,389	52,284

San Dimas	31,116	31,538		3,469		641		357	109,411	-	77,939	89,202	125,218

Stillwater	6,228	6,588		3,463		605		495	22,811	-	15,567	18,825	204,202

Blackwater	15,425	15,089		3,748		1,307		609	56,549	-	27,651	40,543	331,048

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [7]	6,080	4,908		3,540		473		1,335	17,375	85,724	94,227	15,054	1,457,132

	416,171	411,005		$3,494		$479		$448	$1,436,218	$85,724	$1,140,812	$1,242,912	$5,284,790

Silver

Peñasquito	7,765	7,575		$39.82		$4.56		$4.96	$301,590	$-	$229,453	$267,052	$206,866

Antamina	5,801	5,402		42.59		8.65		5.87	230,098	-	151,672	183,359	459,083

Constancia	2,415	2,243		39.76		6.28		6.23	89,156	-	61,095	75,070	151,403

Blackwater	457	417		46.50		8.27		8.27	19,378	-	12,486	16,561	167,502

Other [8]	5,851	4,159		47.21		7.55		4.36	196,449	-	146,898	130,717	556,887

	22,289	19,796		$42.26		$6.58		$5.30	$836,671	$-	$601,604	$672,759	$1,541,741

Palladium

Stillwater	10,265	9,356		$1,126		$195		$458	$10,536	$-	$4,422	$8,709	$208,892

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	10,265	9,356		$1,126		$195		$458	$10,536	$-	$4,422	$8,709	$287,706

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	2,460	1,632		$19.11		$3.57		$9.08	$31,175	$-	$10,534	$23,079	$215,877

Operating results									$2,314,600	$85,724	$1,757,372	$1,947,459	$7,397,149

Other
General and administrative											$(46,767)	$(44,227)
Share based compensation											(32,504)	(17,209)
Donations and community investments											(10,736)	(10,396)
Finance costs											(5,760)	(4,444)
Other											36,463	37,443

Income tax											(226,348)	(3,645)

Total other											$(285,652)	$(42,478)	$1,728,632

											$1,471,720	$1,904,981	$9,125,781

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	The gain on disposal of Other gold interests relates to the gain on the buyback of 33% of the Cangrejos PMPA.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests and the non-operating Victor gold interest.
7)

Other gold interests comprised of the operating Marmato, Goose and Hemlo gold interests as well as the non-operating Copper World, Santo Domingo, Fenix, El Domo, Marathon, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk, Spring Valley gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo PMPA. Please see the Company’s MD&A for more information.

8)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Marmato and Cozamin silver interests as well as the non-operating Stratoni, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Year Ended December 31, 2024

	Units Produced²	Units Sold	Average Realized Price ($’s Per Unit)		Average Cash Cost ($’s Per Unit) [3]		Average Depletion ($’s Per Unit) [4]		Sales	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	271,827	225,074		$2,397		$425		$382	$539,583	$-	$358,081	$444,015	$2,595,485

Sudbury [5]	18,947	16,351		2,391		400		1,280	39,098	-	11,623	32,571	241,551

Constancia	50,072	49,822		2,370		422		320	118,096	-	81,126	97,066	64,326

San Dimas	28,776	28,746		2,388		635		287	68,654	-	42,166	50,407	136,481

Stillwater	9,149	9,028		2,392		425		444	21,592	-	13,743	17,752	207,460

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	-	340,231

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	275,702

Other [6]	2,477	3,680		2,453		284		1,192	9,028	-	3,596	7,982	365,383

	381,248	332,701		$2,393		$440		$419	$796,051	$-	$510,335	$649,793	$4,226,619

Silver

Peñasquito	9,156	6,840		$28.34		$4.50		$4.64	$193,871	$-	$131,325	$163,092	$244,465

Antamina	3,821	3,526		28.56		5.74		8.16	100,719	-	51,738	80,497	490,771

Constancia	2,709	2,311		28.25		6.23		6.15	65,264	-	36,676	50,881	165,378

Blackwater	-	-		n.a.		n.a.		n.a.	-	-	-	-	140,908

Other [7]	5,273	3,395		28.85		4.31		4.71	97,976	-	67,356	85,230	521,722

	20,959	16,072		$28.49		$4.98		$5.64	$457,830	$-	$287,095	$379,700	$1,563,244

Palladium

Stillwater	15,632	17,270		$984		$179		$434	$16,999	$-	$6,423	$13,911	$213,179

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	78,814

	15,632	17,270		$984		$179		$434	$16,999	$-	$6,423	$13,911	$291,993

Platinum

Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,451

Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	-	57,584

	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	1,289	970		$14.18		$2.71		$12.78	$13,759	$(108,861)	$(110,127)	$14,025	$230,689

Operating results									$1,284,639	$(108,861)	$693,726	$1,057,429	$6,379,580

Other
General and administrative											$(40,668)	$(38,130)
Share based compensation											(23,268)	(11,129)
Donations and community investments											(8,958)	(8,098)
Finance costs											(5,549)	(4,280)
Other											29,061	23,273
Income tax											(115,204)	8,516

Total other											$(164,586)	$(29,848)	$1,044,877

											$529,140	$1,027,581	$7,424,457

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-GAAP measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company’s MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Other gold interests are comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provision of the Santo Domingo and El Domo PMPAs (see footnote 3 on page 9 of this MD&A for more information).

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, El Alto (previously referred to as Pascua-Lama), Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

Comparative Results of Operations on a GEO Basis

	2025	2024	Change	Change

GEO Production [1,2]	689,864	635,488	54,377	8.6%

GEO Sales [2]	651,311	529,493	121,818	23.0%

Average price per GEO sold [2]	$3,554	$2,426	$1,128	46.5%

Revenue	$2,314,600	$1,284,639	$1,029,961	80.2%

Cost of sales, excluding depletion	$339,063	$235,108	$(103,955)	(44.2)%

Depletion	303,889	246,944	(56,945)	(23.1)%

Cost of sales	$642,952	$482,052	$(160,900)	(33.4)%

Gross margin	$1,671,648	$802,587	$869,061	108.3%

General and administrative	46,767	40,668	(6,099)	(15.0)%

Share based compensation	32,504	23,268	(9,236)	(39.7)%

Donations and community investments	10,736	8,958	(1,778)	(19.8)%

Impairment of mineral stream interests	-	108,861	108,861	100.0%

Earnings from operations	$1,581,641	$620,832	$960,809	154.8%

Gain on disposal of mineral stream interests	85,724	-	85,724	n.a.

Other income (expense)	36,463	29,061	7,402	25.5%

Earnings before finance costs and income taxes	$1,703,828	$649,893	$1,053,935	162.2%

Finance costs	5,760	5,549	(211)	(3.8)%

Earnings before income taxes	$1,698,068	$644,344	$1,053,724	163.5%

Income tax expense	226,348	115,204	(111,144)	(96.5)%

Net earnings	$1,471,720	$529,140	$942,580	178.1%

1)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,600 per ounce gold; $30.00 per ounce silver; $950 per ounce palladium; and $13.50 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2025.

Non-GAAP Measures

Wheaton has included, throughout this document, certain non-GAAP performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2025	2024	2025	2024

Net earnings	$558,250	$88,148	$1,471,720	$529,140

Add back (deduct):
Impairment charge (reversal)	-	108,861	-	108,861
Gain on disposal of Mineral Stream Interest	-	-	(85,724)	-
Income tax expense related to disposal of Mineral Stream Interest	-	-	12,859	-
(Gain) loss on fair value adjustment of share purchase warrants held	(1,283)	910	(5,805)	8
Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity	-	-	(1,152)	-
Deferred income tax (expense) recovery recognized in the Statement of OCI	(1,799)	1,225	(18,286)	2,857

Other	(189)	(175)	(750)	(696)

Adjusted net earnings	$554,979	$198,969	$1,372,862	$640,170

Divided by:
Basic weighted average number of shares outstanding	454,020	453,669	453,893	453,460
Diluted weighted average number of shares outstanding	454,841	454,361	454,685	454,119

Equals:
Adjusted earnings per share - basic	$1.222	$0.439	$3.025	$1.412
Adjusted earnings per share - diluted	$1.220	$0.438	$3.019	$1.410

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2025	2024	2025	2024

Cash generated by operating activities	$746,277	$319,471	$1,904,981	$1,027,581

Divided by:
Basic weighted average number of shares outstanding	454,020	453,669	453,893	453,460
Diluted weighted average number of shares outstanding	454,841	454,361	454,685	454,119

Equals:
Operating cash flow per share - basic	$1.644	$0.704	$4.197	$2.266
Operating cash flow per share - diluted	$1.641	$0.703	$4.190	$2.263

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS Accounting Standards. In addition to conventional measures prepared in accordance with IFRS Accounting Standards, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025	2024	2025	2024

Cost of sales	$201,184	$133,109	$642,952	$482,052
Less: depletion	(86,228)	(68,873)	(303,889)	(246,944)
Less: cost of sales related to delay ounces [1]	(1,253)	(1,396)	(4,196)	(3,095)

Cash cost of sales	$113,703	$62,840	$334,867	$232,013
Cash cost of sales is comprised of:
Total cash cost of gold sold	$60,314	$38,556	$197,001	$146,271
Total cash cost of silver sold	50,865	22,213	130,210	80,022
Total cash cost of palladium sold	422	816	1,827	3,088
Total cash cost of cobalt sold [2]	2,102	1,255	5,829	2,632
Total cash cost of sales	$113,703	$62,840	$334,867	$232,013

Divided by:
Total gold ounces sold	121,791	87,662	411,005	332,701
Total silver ounces sold	5,685	4,307	19,796	16,072
Total palladium ounces sold	1,730	4,434	9,356	17,270
Total cobalt pounds sold	485	485	1,632	970

Equals:
Average cash cost of gold (per ounce)	$495	$440	$479	$440
Average cash cost of silver (per ounce)	$8.95	$5.16	$6.58	$4.98
Average cash cost of palladium (per ounce)	$244	$184	$195	$179
Average cash cost of cobalt (per pound)	$4.33	$2.59	$3.57	$2.71

1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

iv.

Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2025	2024	2025	2024

Gross margin	$663,530	$247,407	$1,671,648	$802,587
Add back: depletion	86,228	68,873	303,889	246,944
Add back: cost of sales related to delay ounces [1]	1,253	1,396	4,196	3,095

Cash operating margin	$751,011	$317,676	$1,979,733	$1,052,626

Cash operating margin is comprised of:
Total cash operating margin of gold sold	$453,060	$196,134	$1,239,217	$649,780
Total cash operating margin of silver sold	286,332	112,520	706,461	377,808
Total cash operating margin of palladium sold	2,136	3,652	8,709	13,911
Total cash operating margin of cobalt sold	9,483	5,370	25,346	11,127

Total cash operating margin	$751,011	$317,676	$1,979,733	$1,052,626

Divided by:
Total gold ounces sold	121,791	87,662	411,005	332,701
Total silver ounces sold	5,685	4,307	19,796	16,072
Total palladium ounces sold	1,730	4,434	9,356	17,270
Total cobalt pounds sold	485	485	1,632	970

Equals:
Cash operating margin per gold ounce sold	$3,720	$2,237	$3,015	$1,953
Cash operating margin per silver ounce sold	$50.37	$26.11	$35.70	$23.51
Cash operating margin per palladium ounce sold	$1,235	$824	$931	$806
Cash operating margin per cobalt pound sold	$19.55	$11.06	$15.54	$11.47

1) The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

These non-GAAP measures do not have any standardized meaning prescribed by IFRS Accounting Standards, and other companies may calculate these measures differently. The presentation of these non-GAAP measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s Precious Metals Purchase Agreement (“PMPA”) counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	payment by the Company of $4.3 billion to BHP and the satisfaction of each party’s obligations in accordance with the BHP Antamina PMPA;
•	the receipt by the Company of silver production in respect of the Antamina mine under the BHP Antamina PMPA;

●	the ability of the Company to drawdown sufficient funds under both its existing RCF and the new Term Loan and the satisfaction of each party’s obligations under the existing RCF and the new Term Loan;
●	the ability of the Company to repay the existing RCF and new Term Loan;
●	the future price of commodities;
●

the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
●

the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s precious metal purchase agreement (“PMPA”) counterparties at Mining Operations or other payments under royalty arrangements;

●

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;

●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	the costs of future production;
●	the estimation of produced but not yet delivered ounces;
●	continued listing of the Common Shares on the LSE, NYSE and TSX;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable, and the Company’s ability to pay its taxes;
●	possible CRA domestic and international audits;
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s climate change and environmental commitments; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the BHP Antamina PMPA;
●	risks relating to the Company’s ability to meet the conditions of, and the satisfaction of each party’s obligations under, the existing RCF and the new Term Loan;
●	risks relating to the generation of sufficient cash flow to repay the existing RCF and the new Term Loan;
●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansions and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, or the ability to pay such taxes as and when due;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks in assessing the impact of the CRA Settlement;
●	risks related to any changes to the Income Tax Act (Canada) that may result in a material change to the amount of future taxes payable;
●	counterparty credit and liquidity risks;
●	mine operator and counterparty concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;
●	risks relating to security over underlying assets;
●	risks relating to third-party PMPAs;
●	risks relating to revenue from royalty interests;
●	risks related to Wheaton’s acquisition strategy;
●	risks relating to third-party rights under PMPAs;
●	risks relating to future financings and security issuances;
●	risks relating to unknown defects and impairments;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
●	risks related to underinsured Mining Operations;
●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks associated with sustainability-related matters;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks related to the market price of the Common Shares of Wheaton;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	risks related to access to confidential information regarding Mining Operations;
●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
●	risks associated with a possible suspension of trading of Common Shares;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to expression of views by industry analysts;
●	risks related to the impacts of climate change and the transition to a low-carbon economy;
●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;
●	risks relating to artificial intelligence;
●	risks relating to compliance with anti-corruption and anti-bribery laws;
●	risks relating to corporate governance and public disclosure compliance;
●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
●	risks related to the adequacy of internal control over financial reporting; and
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F for the year ended December 31, 2024 on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

●	that the payment of $4.3 billion to BHP will be made and that each party’s obligations in accordance with the terms of the BHP Antamina PMPA will be satisfied;
●

that the Company will be able to drawdown sufficient funds under both its existing revolving credit facility and the new Term Loan and that each party’s obligations under the existing RCF and the new Term Loan will be satisfied;

●	that the Company will be able to repay the existing RCF and new Term Loan;
●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
●	that the production estimates from Mining Operations are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;
●	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
●	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with applicable tax laws;
●

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;
●	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
●	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2024, which was filed on March 31, 2025 and other continuous disclosure documents filed by Wheaton since January 1, 2025, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1Please refer to disclosure on non-GAAP measures in this press release. Details of the dividend can be found in the Wheaton’s news release dated March 12, 2026, titled “Wheaton Precious Metals Announces Quarterly Dividend.”

2Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3Gold equivalent forecast production for 2025 and the longer-term outlook are based on the following updated commodity price assumptions: $2,600 per ounce gold, $30 per ounce silver, $950 per ounce palladium, $950 per ounce of platinum and $13.50 per pound cobalt.

4Source: Company reports S&P Global estimates of 2025 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines

5Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 23 mining assets which are currently operating, 23 which are at various stages of development, and 2 of which have been placed in care and maintenance or have been closed.

6Further details for long-term guidance can be found in the Wheaton news release dated February 16, 2026, titled “Wheaton Precious Metals Exceeds 2025 Production Guidance and Provides 2026 and Long-Term Outlook, Projecting Approximately 50% Growth to 1.2 Million Gold Equivalent Ounces by 2030.”

7Wheaton’s long-term production outlook is based on information available as of February 16, 2026, the date of publication.

8Gold equivalent ounces for 2026 and long-term guidance are calculated by converting silver, palladium, platinum and cobalt to a gold equivalent by using the following commodity price assumptions: $4,800 per ounce gold, $80 per ounce silver, $1,500 per ounce Palladium, $2,000 per ounce Platinum, and $25 per pound Cobalt.

9Under the terms of the Kurmuk PMPA, within 30 days of a change of control Allied has a one-time option to repurchase one-third of the gold stream for an amount ensuring a fixed internal rate of return to the Company.